Exhibit 99.11

November 11, 2019

To

Advent Investments Pte Ltd.	Hermetic Trust (1975) Ltd.

via Herzog Fox & Neeman Law Offices	via Herzog Fox & Neeman Law Offices

Re: Consent to Enforcement and Foreclosure Proceedings

Further to its notice dated November 10, 2019, of acceleration of S.B. Israel Telecom Ltd.’s (“SB Israel”) debt towards Advent Investments Pte Ltd. (“Advent”) and towards Hermetic Trust (1975) Ltd. (the “Trustee”), which debt has been created under the Assumption Agreement entered into between SB Israel and Advent on November 30, 2012 and pursuant to those certain NIS 1,166,100,000 Fixed Rate Secured Notes issued by SB Israel on January 29, 2013 (the “Secured Debt”), and which debt is secured, among others, by a first ranking fixed pledge over 49,862,800 ordinary shares, par value NIS 0.01 each, of Partner Communications Company Ltd. (P.C. 52-004431-4) (“Partner”), which constitute approximately 30.41% of the outstanding share capital of Partner (the “Pledged Partner Shares”), we hereby notify you as follows:

1.

SB Israel hereby grants its consent to the commencement of proceedings by Advent for enforcement and foreclosure of all, or part, of the pledges created to secure the Secured Debt, including proceedings for enforcement and foreclosure of the fixed pledges over the Pledged Partner Shares (the “Pledged Assets”).

2.

Furthermore, SB Israel hereby grants its consent to the appointment of Advocate Ehud Sol as the receiver over the Pledged Assets, provided that Advocate Ehud Sol will undertake, subject to court approval, that in the event of sale of the Pledged Assets and the underlying Pledged Partner Shares to a third party, he will conduct such a sale process in good faith and apply a sale process that is objective, reasonable and transparent in order to achieve maximization of the proceeds in such a sale of control via the Pledged Partner Shares to third parties. Additionally, Advocate Ehud Sol will keep SB Israel and its shareholders reasonably apprised of the sale process.

3.

Furthermore, SB Israel hereby grants its consent, that if so requested by Advent and/or the receiver to be appointed, in their sole discretion, the Pledged Partner Shares will be foreclosed by way of payment in kind, with the exchange of the Secured Debt for the Pledged Partner Shares, provided that the transfer of the Pledged Partner Shares to Advent (or, at Advent’s election, to another entity that is controlled (by majority voting and economic interests, directly or indirectly) by CK Hutchison Holdings Limited) will be completed before the lapse of 9 months from the date hereof. For the avoidance of doubt, the foregoing consent shall not apply with respect to any transfer of the Pledged Partner Shares following the lapse of 9 months from the date hereof, nor shall the foregoing consent apply with respect to any buyer of the Pledged Partner Shares other than Advent (or, at Advent’s election, another entity that is controlled (by majority voting and economic interests, directly or indirectly) by CK Hutchison Holdings Limited).

4.

It is hereby clarified that, except as expressly set forth above, SB Israel reserves all rights and remedies available to it under any applicable law, including (without limitation) all rights to any surplus amounts that may remain after the sale of the shares and repayment of the debt (if any).

Sincerely,

SB Israel Telecom Ltd.

By: /s/ Adam Chesnoff